Exhibit 3.1

State of Delaware Secretary of State Division of Corporations Delivered 12:00 PM 01/07/2022 FILED 12:00 PM 0l/07/2022 SR 20220059027 - File Number 2829324

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AGILE THERAPEUTICS, INC.

AGILE THERAPEUTICS, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify as follows:

FIRST: The name of the Corporation is Agile Therapeutics, Inc. The Amended and Restated Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware (the "Secretary of State'') on May 29, 2014 (the "Certificate of lncorporation").

SECOND: The first sentence of Article IV, Section A, of the Certificate of Incorporation is hereby amended and restated in its entirety as follows

"The total number of shares of stock which the Corporation shall have authority to issue is 310,000,000, divided into two classes: 10,000,000 shares of Preferred Stock, par value $0.0001 per share (hereinafter referred to as "Preferred Stock"); and 300,000,000 shares of Common Stock, par value $0.0001 per share (hereinafter referred to as "Common Stock")."

THIRD: The stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 7th day of January, 2022.

AGILE THERAPEUTICS, INC.

By:	/s/ ALFRED ALTOMARI
Name:	ALFRED ALTOMARI
Title:	President and Chief Executive Officer